Room 4561

October 16, 2006

David J. Henshall
Senior Vice President and Chief Financial Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

     Re: Citrix Systems, Inc.
              Forms 8-K Filed on January 18, April 19 and July 19, 2006
              File No. 0-27084

Dear Mr. Henshall,

     We have completed our review of the above referenced filings and have no further comments at this time.

              Sincerely,

              Stephen G. Krikorian
              Branch Chief - Accounting